Exhibit B-2
DRAFT
           THE CONNECTICUT LIGHT AND POWER COMPANY

                      ________________

                Notice of Special Meeting of
         Holders of Common Stock and Preferred Stock
               to be held on November 25, 2003

                      ________________


To the Holders of Common Stock and Preferred Stock of The Connecticut Light and Power Company:

     A special meeting of holders of Common Stock and Preferred Stock of The Connecticut Light and Power Company will be held at the offices of Northeast Utilities Service Company, 107 Selden Street, Berlin, Connecticut, on Tuesday, November 25, 2003 at 10:30 a.m. for the following purposes:

     (1) To authorize an amendment to the Company's Amended and Restated Certificate of Incorporation ("Charter") to eliminate those portions of the Charter which (a) prohibit the Company from issuing or assuming unsecured indebtedness with a maturity of less than ten years in excess of a 10% of capitalization limitation on the issuance of such indebtedness and (b) limit the total amount of unsecured indebtedness of whatever maturity to 20% of capitalization, as set forth in Section VI,
          Section 4(1) of Part Two under Article IV of the Company's Charter ("Proposal 1") (a copy of the Section of the Charter proposed to be deleted is attached as Exhibit A to the Proxy Statement). If Proposal 1 is adopted, CL&P proposes, subsequent to the amendment of the Charter, to make a cash payment of 1% of par value per share to each holder of Preferred Stock whose shares are properly voted at the special meeting (in person by ballot or by proxy) in favor of Proposal 1;

     (2) In the event Proposal 1 fails to receive the necessary affirmative vote, or the Company fails to receive the necessary regulatory approvals to amend its Charter as proposed in Proposal 1, to authorize the Company to continue for a ten-year period, expiring March 31, 2014, to issue or assume unsecured indebtedness of any maturity in an amount up to 20% of aggregate capitalization, notwithstanding the 10% limitation set forth in the Charter ("Proposal 2"); and

     (3) To transact such other business as may properly come before the meeting or any adjournment thereof.

     Holders of Common Stock and Preferred Stock of record at the close of business on September 30, 2003 are entitled to notice of and to vote at the meeting or any adjournment thereof.

     You are cordially invited to be present at the meeting and vote. If you are unable to attend the meeting, you can be sure your shares are represented at the meeting by promptly voting and submitting your proxy by phone, by internet, or by completing, signing, dating and returning your proxy form in the enclosed.

                              By order of the Board of Directors,



                              Gregory B. Butler
                              Secretary

107 Selden Street
Berlin, Connecticut

Mailing Address:
  Post Office Box 270
  Hartford, Connecticut  06141-1651

[October 7], 2003




                          IMPORTANT

     Holders of Preferred Stock can help avoid the necessity and expense of follow-up letters to ensure that a quorum is present at the special meeting by promptly voting and submitting your proxy by phone, by internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope. The enclosed envelope requires no postage if mailed in the United States.